Exhibit 99.1

COSCIENS Biopharma Inc. Reports Second Quarter 2025 Financial Results and Provides Strategic Initiatives Update

COSCIENS Board of Directors approves a plan to voluntarily delist from Nasdaq, while retaining the Company’s listing on the TSX

TORONTO, ONTARIO, August 14, 2025 – COSCIENS Biopharma Inc. (NASDAQ: CSCI) (TSX: CSCI) (“COSCIENS” or the “Company”), a life science company focused on natural ingredients and pharmaceutical solutions, today reported its financial and operating results for the second quarter ended June 30, 2025 and provided a corporate update following significant operational and strategic developments during the quarter.

Q2 2025 Highlights

●	Revenue increased by 17% compared to Q2 2024
●	Q2 Gross profit increased by 19% compared to Q2 2024
●	Operating expenses reduced by 28% compared to Q2 2024
●	Completed a strategic reconstitution of the Board of Directors and onboarded new CEO
●	Initiated a corporate restructuring during and continuing after Q2 2025 that resulted in a 27% workforce reduction to support leaner operations
●	Progress made across three strategic pillars: base business optimization, cost structure realignment, and portfolio growth evaluation

Board of Directors and Management Commentary

“The newly reconstituted Board of Directors is working closely with management of COSCIENS to identify and execute upon operational and strategic priorities.” said Peter Puccetti, Chairman of the Board of Directors of COSCIENS. “While early in the tenure of this Board, we are encouraged by the significant steps recently taken.”

“Q2 2025 marks a foundational realignment of the Company’s strategic focus and cost structure,” said Anna Biehn, Chief Executive Officer of COSCIENS. “Management and the Board have worked quickly to reshape the business to focus on operational discipline, cost control and product portfolio optimization intended to position us for long-term sustainable growth.”

Strategic and Operational Updates

Leadership and Board Reconstitution

During Q2 2025, the Company welcomed a new CEO and reconstituted its Board of Directors. The six-member Board, consisting of directors: Anthony J. Giovinazzo, Ulrich Kosciessa, Ronald W. Miller, Peter H. Puccetti, Robert A. Seager and David Spear (the “Reconstituted Board”), has provided strategic oversight and guided a comprehensive review of COSCIENS’ operational and financial priorities.

Focus on Revenue-Generating Base Business

During the quarter, management undertook a detailed operational review to identify areas for improvement across commercial execution, supply chain operations, and margin structure. Initiatives were implemented to increase discipline in the management of the base business, improve sales forecasting, and explore new business development opportunities within the Company’s existing portfolio of active ingredients.

Cost Structure Reset and Zero-Based Budgeting

The Company launched a zero-based budgeting (ZBB) initiative to improve the efficiency of the organizational structure. The restructuring plan included a 27% reduction in headcount and was implemented shortly after quarter-end to further align costs with strategic priorities. Operating expenses declined by 27% compared to Q2 2024 and full run-rate savings are expected to materialize in early 2026.

Nasdaq Delisting – Continued Listing on TSX

The Company’s common shares are currently traded on both the TSX and the Nasdaq Capital Market. The external audit, legal and listing costs incurred to maintain dual listing have continued to grow and require significant internal resources. In the last year, the opportunities for biotech companies to conclude financings on Nasdaq have deteriorated further thereby reducing cost benefit ratio to the Company of being listed on two exchanges. Therefore, as part of the cost savings agenda and to provide the Company with the opportunity to focus its resources on its core business needs to remain competitive in the biotechnology and pharmaceutical industry, the Board has approved, and today, the Company notified Nasdaq of its decision to voluntarily delist from the Nasdaq Stock Market. The Company will continue to maintain its listing on the Toronto Stock Exchange (TSX).

The Company intends to file a Form 25 with the U.S. Securities and Exchange Commission (the “SEC”) on or about August 25, 2025, and provide a copy thereof to the Nasdaq to effect the delisting. The delisting is expected to be effective on or about September 5, 2025, ten (10) days after the filing of the Form 25. If the delisting is effective on September 5, 2025, the Company anticipates that the last day of trading of its ordinary shares on Nasdaq will be on or about September 4, 2025.

Following the Nasdaq delisting, COSCIENS expects that its common shares will begin trading in the over-the-counter (OTC) marketplace in the U.S., however, there can be no assurance that any broker will make, or continue to make, a market in the Company’s ordinary shares in the U.S., and continue trading in Canada on the TSX. Delisting from Nasdaq marks the first step in the Company’s broader strategy to cease its public reporting obligations in the U.S. Accordingly, the Company intends to file a Form 15-F with the SEC in the future once it is able to do so pursuant to the SEC’s rules to deregister from, and terminate its reporting obligations under, the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), including its obligations to file and submit annual reports on Form 20-F and reports on Form 6-K in the U.S. with the SEC. If the Company files a Form 15-F with the SEC, its U.S. reporting obligations with the SEC will be immediately suspended at that time, and deregistration from the Exchange Act would be effective 90 days after the filing of the Form 15-F, at which time the Company’s U.S. reporting obligations thereunder would be fully terminated.

As a life science company, it is important for the Company to continue to focus on both short term and future growth. Given the current economic environment and ecosystem, the Company believes this strategic decision will position COSCIENS to enhance efficiency and reduced costs, with efforts designed to elevate competitiveness and maintain the Company’s viability.

Portfolio Growth Assessment

The Company completed a strategic assessment of its key product segments:

●	Active Ingredients:

○	Ongoing sales of beta glucan and avenanthramides continue across cosmeceutical, personal care, and veterinary health markets. The Company is exploring new category expansion opportunities.
○	COSCIENS has developed beta glucan-based bars and immune-boosting yeast beta glucan capsules using its proprietary processing technology, PGX, and active ingredients. The Company is exploring how these products could be commercialized, given the Company does not currently have a direct-to-consumer platform.

●	Pharmaceuticals:

○	Macrilen – Although the Company previously announced that the Phase 3 DETECT trial evaluating Macrilen for the diagnosis of Childhood Onset Growth Hormone Deficiency (CGHD) did not achieve its predefined primary endpoints, the results still provided valuable insights to guide future development efforts. The Company began a strategic assessment of options, including a post hoc analysis in consultation with key opinion leaders and have confirmed a Type C meeting with the FDA expected in the second half of the year to determine the feasibility of a possible path forward for that pediatric indication. Simultaneously the Company continues to evaluate all options, including additional licensing, sale and partnership opportunities.
○	The Company’s inflammation-related program (“AvenActive”) completed its Phase 1 study without significant safety concerns. A 20-patient Phase 2a study is now underway and expected to conclude in Q3 2025. The Company will determine the next phase based on efficacy insights and regulatory discussions.

Summary of Second Quarter 2025 Financial Results

All amounts are in U.S. dollars.

Cash and cash equivalents

The Company had $9.3 million in cash and cash equivalents on June 30, 2025.

Results of operations for the three-month period ended June 30, 2025

For the three-month period ended June 30, 2025, the Company reported a consolidated net loss of $2.4 million, or $0.75 loss per common share, as compared with a consolidated net loss of $1.4 million, or $0.64 loss per common share for the same period in 2024. The $1.0 million increase in net loss is attributable primarily to the timing of the merger completed in June 2024 between Aeterna (now COSCIENS) and Ceapro.

Revenues

●	Total revenue for the three-month period ended June 30, 2025, was $2.7 million as compared to $2.3 million for the same period in 2024, an increase of $0.4 million. This increase was primarily due to a $0.1 million increase in sales of Avenanthramides, Beta Glucan, and Oat Oil from prior period and the inclusion of $0.3 million Macrilen revenue in the combined results due to the timing of the merger completed in June 2024.

Operating Expenses

●	Total operating expenses for the three-month period ended June 30, 2025, were $3.3 million as compared with $4.6 million for the same period in 2024. This decrease of $1.3 million was due primarily to the merger completed in June 2024, as well as a decrease in research and development costs of $0.8 million related to activities associated with the AVA trial.

Results of operations for the six-month period ended June 30, 2025

For the six-month period ended June 30, 2025, the Company reported a consolidated net loss of $6.0 million, or $1.90 loss per common share, as compared with a consolidated net loss of $2.8 million, or $1.39 loss per common share for the same period in 2024. The $3.2 million increase in net loss is mainly attributable to the timing of the merger in 2024 and a decrease of the change in fair value of warrant and DSU liabilities.

Revenues

●	Total revenue for the six-month period ended June 30, 2025, was $4.2 million as compared to $4.4 million for the same period in 2024, a decrease of $0.2 million. This decrease was primarily due to a decrease of $0.6 million in sales of Avenanthramides, Beta Glucan and Oat Oil from prior period, offset in part by the inclusion of a $0.4 million increase in Macrilen revenue in the combined results due to the timing of the merger in 2024.

Operating expenses

●	Total operating expenses for the six-month period ended June 30, 2025, were $7.4 million as compared with $7.3 million for the same period in 2024. This slight increase of $0.1 million was due primarily to the timing of the merger completed in June 2024.

Consolidated Financial Statements and Management’s Discussion and Analysis

For reference, the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the second quarter of 2025, as well as the Company’s consolidated financial statements as of June 30, 2025, will be available on the Company’s website (www.cosciensbio.com) in the Investors section or at the Company’s SEDAR+ and EDGAR profiles at http://www.sedarplus.ca and www.sec.gov, respectively.

About COSCIENS Biopharma Inc.

COSCIENS is a life science company with a diverse portfolio focused on the development of natural, plant-based active ingredients and engaged in the commercialization of pharmaceutical and diagnostic products. COSCIENS’ natural active ingredient business leverages the Company’s proprietary manufacturing and extraction technologies to develop Avenanthramides and Beta Glucan active ingredients currently used in leading skincare brands worldwide. COSCIENS’ lead pharmaceutical product Macimorelin (Macrilen; Ghryvelin), is the first and only U.S. Food and Drug Administration (“FDA”) and European Medicines Agency (“EMA”) approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD).

The company is listed on the Toronto Stock Exchange and, until the Company completes its announced plan to delist from the NASDAQ Capital Market, is currently listed on the NASDAQ Capital Market and, and trades on both exchanges under the ticker symbol “CSCI”. For more information, please visit COSCIENS’ website at www.cosciensbio.com.

Forward-Looking Statements

Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” under the provisions of Canadian securities laws. All statements, other than statements of historical fact, that address circumstances, events, activities, or developments that could or may or will occur are forward-looking statements. When used in this news release, words such as “anticipate”, “assume”, “believe”, “could”, “expect”, “forecast”, “future”, “goal”, “guidance”, “intend”, “likely”, “may”, “would” or the negative or comparable terminology as well as terms usually used in the future and the conditional are generally intended to identify forward-looking statements, although not all forward-looking statements include such words. Forward-looking statements in this news release include, but are not limited to, statements relating to: plans and timing to delist from NASDAQ Capital Market while remaining listed on the TSX, and to deregister, and terminate its U.S. reporting obligations with the U.S. Securities and Exchange Commission (the “SEC”) under, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the future trading of the Company’s ordinary shares after it delists from Nasdaq and deregisters and terminates its U.S. reporting obligations under the Exchange Act, plans and projected timing to complete the Phase 2a Clinical Efficacy Studies of its Avenanthramides tablets and AvenActive program and the potential continued development with respect thereto, the ability to find a path forward for Macrilen for the diagnosis of Childhood Onset Growth Hormone Deficiency, reductions in the cost structure, the goal to commercialize nutraceutical products (including our OBG chewable bar and YBG powder), the potential of the PGX technology and goals and expectations regarding other plans related to the development, manufacture or commercialization of the products.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the combined Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them.

Forward-looking statements involve known and unknown risks and uncertainties which include, among others: the combined Company’s present and future business strategies; operations and performance within expected ranges; anticipated future cash flows; local and global economic conditions and the environment in which the combined Company operates (including trade wars and tariffs); anticipated capital and operating costs, including the failure of our initiatives to reduce costs; uncertainty in revenue generation from the marketed products, product development and related clinical trials and validation studies; results from the products under development may not be successful or may not support advancing the product; the failure of the DETECT-trial to achieve its primary endpoint in children (CGHD) may impact the market for macimorelin (Macrilen®; Ghryvelin®) in adults (AGHD) and the existing relationships for that product; ability to raise capital and obtain financing to continue currently planned operations; the now heavy dependence on sales by and revenue from the main distributor of the legacy Ceapro products and its customers, the continued availability of funds and resources to successfully commercialize our products; the ability to secure strategic partners for late stage development, marketing, and distribution of the products; the ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; the ability to protect and enforce our patent portfolio and intellectual property; and the ability to continue to list the Company’s common shares on the TSX.

Investors should consult quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties, including those discussed in our Annual Report on Form 20-F and MD&A filed under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. We disclaim any obligation to update any such risks or uncertainties or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Toronto Stock Exchange accepts no responsibility for the adequacy or accuracy of this news release.

Issuer:

Anna Biehn

Chief Executive Officer

E: ABiehn@cosciensbio.com

Investor Contact:

IR@cosciensbio.com